SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)

WESCO FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

950817106

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 5,703,087 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 5,703,087 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out!

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 3 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,703,087 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,703,087 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 4 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,703,087 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,703,087 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, OO

*	See instructions before filling out!

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 5 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Blue Chip Stamps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,703,087 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,703,087 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,087 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 6 OF 8 PAGES

This Amendment No. 9 to Schedule 13D is filed with respect to 5,703,087 shares (the “Shares”) of the common stock of Wesco Financial Corporation (“Wesco”) held by Blue Chip Stamps (“Blue Chip”). Blue Chip is a wholly owned subsidiary of OBH LLC (“OBH”), which is a wholly owned subsidiary of Berkshire Hathaway Inc. (“Berkshire”). Blue Chip, OBH and Berkshire are referred to herein collectively as the “Berkshire Entities.” Amendment No. 8 to the Schedule 13D was filed on July 28, 1983.

Item 1.	Security and Issuer

The name of the subject company is Wesco Financial Corporation, and the address of its principal executive office is 301 East Colorado Boulevard, Suite 300, Pasadena, California 91101. The class of securities to which this Amendment No. 9 relates is the common stock of Wesco, par value $1.00 per share (the “Common Stock”).

Item 2.	Identity and Background

(a)-(c); (f) This Amendment No. 9 is filed by the Berkshire Entities and Mr. Buffett, who may be deemed to control the Berkshire Entities. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of the Berkshire Entities is filed as Appendix 1 hereto.

(d); (e) During the last five years, none of the Berkshire Entities or Mr. Buffett, or, to their knowledge, any of the directors or executive officers of the Berkshire Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds expended to acquire the Shares was $30,891,861. Cash available in the businesses of Berkshire and certain of its subsidiaries was used for such purpose, and no borrowed funds were involved.

Item 4.	Purpose of Transaction

The original purpose of the purchases of the Shares, all of which occurred more than 30 years ago, was to increase the ultimate control by Blue Chip of Wesco. On August 25, 2010, Berkshire’s management determined to propose to Wesco a cash-stock election transaction in which it would acquire the remaining 19.9% of the shares of Wesco that it does not presently own in exchange for Berkshire Class B shares and/or cash valued at the book value per share of Wesco as of a time reasonably contemporaneous with the closing of such a transaction. Berkshire would intend to structure such a transaction so as to be tax-free to Wesco shareholders electing stock, subject to applicable limitations. Berkshire expects to discuss such a transaction with the independent directors of Wesco. Berkshire would only proceed with such a transaction if it is approved by the Board of Directors of Berkshire and the Board of Directors of Wesco (including a majority of the independent directors of Wesco), as well as by a majority of the shares of Wesco not owned by Berkshire voted at any meeting that may be called to consider such a transaction. Berkshire does not know whether any of these approvals will be obtained. If no transaction is agreed upon and approved, Wesco will continue to operate as it does presently as an 80.1%-owned subsidiary of Berkshire.

Item 5.	Interest in Securities of the Issuer

(a) Blue Chip is the holder of record of the 5,703,087 Shares, which constitute 80.1% of Wesco’s outstanding Common Stock. Mr. Buffett may be deemed to control Berkshire, which controls Blue Chip. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of Blue Chip, also may be considered to have beneficial ownership of the Shares.

William H. Gates, a director of Berkshire, beneficially owns 89,972 shares of Wesco Common Stock held by Cascade Investment, L.L.C. (“Cascade”), which represents approximately 1.26% of Wesco’s outstanding Common Stock.

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 7 OF 8 PAGES

(b) Blue Chip has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control Blue Chip. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

Mr. Gates has sole voting and dispositive power over the shares of Wesco’s Common Stock owned by Cascade.

(c) None of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has engaged in any transaction in any shares of Wesco Common Stock during the sixty days immediately preceding the date hereof.

(d); (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except as described above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(A)	Joint Filing Agreement required by Rule 13d-1(k)(1)

CUSIP NO. 950817106	SCHEDULE 13D	PAGE 8 OF 8 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Statement on Schedule 13D is true, complete, and correct.

Dated: August 26, 2010

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President and Chief Financial Officer

OBH LLC

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President and Treasurer

BLUE CHIP STAMPS

By:	/S/ CHARLES T. MUNGER
Name:	Charles T. Munger
Title:	Chief Executive Officer

Appendix 1

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS

AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Berkshire Entities and (ii) the name and title of each executive officer and director of the Berkshire Entities, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

(1)	Berkshire Hathaway Inc.

Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal office of Berkshire is located at 3555 Farnam Street, Omaha, Nebraska 68131. The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Senior Vice President and Chief Financial Officer. The directors of Berkshire are Warren E. Buffett, Charles T. Munger, Howard G. Buffett, Stephen B. Burke, Susan L. Decker, William H. Gates, David S. Gottesman, Charlotte Guyman, Donald R. Keough, Thomas S. Murphy, Ronald L. Olson, and Walter Scott, Jr.

(2)	OBH LLC

OBH LLC, a Delaware limited liability company (“OBH”), is an intermediate holding company which is a direct wholly owned subsidiary of Berkshire. The principal office of OBH is located at 3555 Farnam Street, Omaha, Nebraska 68131. The executive officers of OBH are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Vice President and Treasurer. The managers of OBH are Warren E. Buffett, Marc D. Hamburg, and Forrest N. Krutter.

(3)	Blue Chip Stamps

Blue Chip Stamps, a California corporation (“Blue Chip”), is an intermediate holding company which is a direct wholly owned subsidiary of OBH. It is also engaged in the trading stamp business. The principal office of Blue Chip is located at 301 East Colorado Boulevard, Suite 300, Pasadena, California 91101. The executive officers of Blue Chip are Charles T. Munger, Chief Executive Officer, Robert H. Bird, President, Jeffrey L. Jacobson, Vice President and Chief Financial Officer and Christopher M. Greco, Treasurer. The directors of Blue Chip are Charles T. Munger, Robert H. Bird and Jeffrey L. Jacobson.

Name	Principal Occupation	Business Address

Robert H. Bird	President of Blue Chip	301 East Colorado Blvd., Suite 300, Pasadena, California 91101

Howard G. Buffett	President of Buffett Farms, a family farm in Illinois and a farm in Nebraska	407 Southmoreland Place, Decatur, Illinois 62521

Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	3555 Franam Street, Omaha, Nebraska 68131

Stephen B. Burke	Chief Operating Officer of Comcast Corporation, a cable television and media company	One Comcast Center, Philadelphia, Pennsylvania 19103

Susan L. Decker	Entrepreneur-in-Residence at Harvard Business School	Soldiers Field, Boston, Massachusetts 02163

William H. Gates	Chairman of the Board of Directors of Microsoft Corporation, a software Company	One Microsoft Way, Redmond, Washington 98032

Name	Principal Occupation	Business Address

David S. Gottesman	Senior Managing Director of First Manhattan Company, an investment advisory firm	437 Madison Avenue, New York, NY 10022

Christopher M. Greco	Treasurer of Wesco	301 East Colorado Blvd., Suite 300, Pasadena, California 91101

Charlotte Guyman	Chairman of Board of Directors of UW Medicine, an academic medical center	1127 Evergreen Point Road, Medina, WA 98039

Jeffrey L. Jacobson	Vice President and Chief Financial Officer of Wesco	301 East Colorado Blvd., Suite 300, Pasadena, California 91101

Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	3555 Farnam Street, Omaha, Nebraska 68131

Donald R. Keough	Chairman of Allen & Company Incorporated, an investment banking firm	DMK International, 200 Galleria Parkway, Atlanta, Georgia 30339

Forrest N. Krutter	Secretary of Berkshire	3555 Farnam Street, Omaha, Nebraska 68131

Charles T. Munger	Vice Chairman of Berkshire	355 South Grand Avenue, 34th Floor, Los Angeles, California 90071

Thomas S. Murphy	Former Chairman and CEO Of Capital Cities/ABC	c/o ABC Inc., 77 West 66th Street, New York, New York 10023

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	355 South Grand Avenue, 35th Floor, Los Angeles, California 90071

Walter Scott, Jr.	Chairman of the Board of Directors of Level 3 Communications, Inc., which is engaged in telecommunications and computer outsourcing	1025 El Dorado Boulevard, Broomfield, Colorado 80021

Exhibit A

AGREEMENT TO FILE SCHEDULE 13D JOINTLY

(as required by Item 7 of Schedule 13D)

The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person designates Marc D. Hamburg as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.

Dated: August 26, 2010

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President and Chief Financial Officer

OBH LLC

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President and Treasurer

BLUE CHIP STAMPS

By:	/S/ CHARLES T. MUNGER
Name:	Charles T. Munger
Title:	Chief Executive Officer